                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 10)1

                          UNITED INDUSTRIAL CORPORATION
                          -----------------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    910671106
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 1, 2003
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-----------------------                                    ---------------------
CUSIP No. 910671106                   13D                    Page 2 of 13 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,582,050
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,582,050
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,582,050
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 910671106                   13D                    Page 3 of 13 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,592,050 (1)
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,592,050 (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,592,050 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   Includes 10,000 shares of Common Stock  underlying  options granted to Mr.
      Lichtenstein that are exercisable within 60 days of the date hereof.

-----------------------                                    ---------------------
CUSIP No. 910671106                   13D                    Page 4 of 13 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 GLEN M. KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    5,000 (1)
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                5,000 (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     5,000 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   Consists of 5,000 shares of Common Stock underlying options granted to Mr.
      Kassan that are exercisable within 60 days of the date hereof.

-----------------------                                    ---------------------
CUSIP No. 910671106                   13D                    Page 5 of 13 Pages
-----------------------                                    ---------------------

            The following  constitutes  Amendment No. 10 ("Amendment No. 10") to the  Schedule 13D filed by the  undersigned.  This  Amendment  No. 10 amends the
Schedule 13D as specifically set forth.

     Item 4 is hereby amended to add the following:

            On April 1, 2003, Warren G.  Lichtenstein,  a member of the Board of
Directors of the Issuer (the "Board") delivered a letter to the Board, a copy of which is attached as an exhibit hereto and incorporated herein by reference (the
"Letter"),   expressing  his  disappointment  with  the  progress  made  by  the controlling  members of the Board since the  October 4, 2002  Annual  Meeting of
Stockholders.  The  Letter  details  immediate  actions  that  Mr.  Lichtenstein believes  must be  implemented  by the  Board in order to  maximize  stockholder value.  If the Board continues to ignore these value  enhancing  demands,  Steel
Partners II will consider  nominating two new directors for election at the next annual meeting of stockholders.

     Item 7 is hereby amended to add the following exhibit:

            12. Letter from Warren G.  Lichtenstein to the Board of Directors of
                United Industrial Corporation, dated April 1, 2003.

-----------------------                                    ---------------------
CUSIP No. 910671106                   13D                    Page 6 of 13 Pages
-----------------------                                    ---------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      April 2, 2003                     STEEL PARTNERS II, L.P.

                                              By: Steel Partners, L.L.C.
                                                  General Partner

                                              By: /s/ Warren G. Lichtenstein
                                                  ------------------------------
                                                  Warren G. Lichtenstein,
                                                  Chief Executive Officer

                                              /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                              WARREN G. LICHTENSTEIN

                                              /s/ Glen M. Kassan
                                              ----------------------------------
                                              GLEN M. KASSAN

-----------------------                                    ---------------------
CUSIP No. 910671106                   13D                    Page 7 of 13 Pages
-----------------------                                    ---------------------

                                  EXHIBIT INDEX

                           Exhibit                                         Page
                           -------                                         ----

1.    Joint Filing Agreement (previously filed).

2.    Joint Filing  Agreement  between Steel  Partners II, L.P.,
      Warren G. Lichtenstein and James R. Henderson, dated March
      9, 2000 (previously filed).

3.    Director Nomination Letter from Steel Partners II, L.P. to
      United  Industrial   Corporation,   dated  March  9,  2000
      (previously filed).

4.    Agreement  by and  among  United  Industrial  Corporation,
      Steel Partners II, L.P.,  Warren G. Lichtenstein and James
      R. Henderson, dated March 29, 2000 (previously filed).

5.    Agreement  by and  among  United  Industrial  Corporation,
      Steel Partners II, L.P.,  Warren G. Lichtenstein and James
      R. Henderson dated as of March 7, 2001 (previously filed).

6.    Joint  Filing  Agreement  by and among Steel  Partners II,
      L.P., Warren G. Lichtenstein and James R. Henderson, dated
      March 7, 2000 (previously filed).

7.    Joint  Filing  Agreement  by and among Steel  Partners II,
      L.P., Warren G. Lichtenstein,  James R. Henderson and Glen
      Kassan, dated April 2, 2002 (previously filed).

8.    Director Nomination Letter from Steel Partners II, L.P. to
      United Industrial  Corporation,  dated March 26, 2002, and
      Exhibits A-D thereto (previously filed).

9.    Letter  from  Steel  Partners  II,  L.P.  to the  Board of
      Directors of United Industrial  Corporation,  dated August
      19, 2002 (previously filed).

10.   Letter from Steel  Partners II, L.P. to United  Industrial
      Corporation, dated August 19, 2002 (previously filed).

11.   Press Release issued by Steel Partners II, L.P. on October
      4, 2002 (previously filed).

12.   Letter  from  Warren  G.  Lichtenstein  to  the  Board  of          8 - 13
      Directors of United Industrial Corporation, dated April 1,
      2003.

-----------------------                                    ---------------------
CUSIP No. 910671106                   13D                    Page 8 of 13 Pages
-----------------------                                    ---------------------

                             Warren G. Lichtenstein
                              Steel Partners, Ltd.
                               590 Madison Avenue
                               New York, NY 10022
                        (212) 758-3232 fax (212) 758-5789
--------------------------------------------------------------------------------

April 1, 2003

The Board of Directors
Attn: Messrs: Gelb, Erkeneff, Hoeper and Schneider
United Industrial Corporation
570 Lexington Avenue
New York, New York 10022

Gentlemen:

            As a member of the board of directors  and the  beneficial  owner of over 12% of the capital stock of United Industrial  Corporation (the "Company"),
I feel compelled to publicly express our great disappointment with the Company's progress  since the October 4, 2002 Annual Meeting of  Stockholders  and to also publicly disclose the strategy which the Board should immediately implement.

            We have made  every  effort to work  amicably  with the  controlling members of the Board (Messrs. Gelb, Hoeper,  Schneider and Erkeneff) to maximize stockholder  value, and to promote an atmosphere of integrity and accountability in the  boardroom.  This  duty is owed to all the  Company's  stockholders.  The controlling  members of the Board simply have not  responded  positively  to our efforts and remain,  in our opinion,  satisfied  with their  "country  club like decisions"  while  resisting  our efforts to foster  material  and long  overdue changes  which  would  help  maximize  stockholder  value.  As a  result  of the misdirection of priorities of the controlling  members of the Board,  their lack of  accountability to stockholders and cash losses of over $101 million over the last three years,  the Company's stock price has lost  approximately  40% of its value  since the  Annual  Meeting.  Accordingly,  we  believe  the Board  should promptly act to accomplish the following:

o     CEO RICHARD  ERKENEFF  ADVISED  THE BOARD IN  DECEMBER  THAT HE INTENDS TO
      RETIRE IN JULY 2003 AND THAT HE  RECOMMENDS  THAT MR.  FRED  STRADER,  THE
      PRESIDENT AND COO OF THE COMPANY'S CORE DEFENSE BUSINESS, AAI CORPORATION,
      SHOULD BE HIS SUCCESSOR.  THE COMPANY SHOULD IMMEDIATELY ANNOUNCE THAT MR.
      STRADER WILL BE APPOINTED CHIEF EXECUTIVE  OFFICER OF THE COMPANY UPON MR.
      ERKENEFF'S RETIREMENT IN JULY.

o     CHAIRMAN  HAROLD  GELB IS A DE  FACTO  CO-CEO  AND HAS NOT  EXERCISED  THE
      INDEPENDENT JUDGMENT AND LEVEL OF RESPONSIBILITY REQUIRED TO CARRY OUT HIS
      DUTIES. HE SHOULD IMMEDIATELY RESIGN FROM THE BOARD. MR. STRADER SHOULD BE
      IMMEDIATELY ELECTED TO THE BOARD TO COMPLETE MR. GELB'S TERM.

-----------------------                                    ---------------------
CUSIP No. 910671106                   13D                    Page 9 of 13 Pages
-----------------------                                    ---------------------

o     ALL OF THE EXCESS AND NON-CORE ASSETS OF THE COMPANY, INCLUDING ALL OF THE
      COMPANY'S  EXCESS REAL ESTATE,  SHOULD BE SOLD ON A TAX EFFICIENT BASIS AS
      SOON AS POSSIBLE.

o     THE BOARD SHOULD QUICKLY  DETERMINE WHETHER THE COMPANY COULD BE SOLD AT A
      PRICE  THAT  MAXIMIZES  STOCKHOLDER  VALUE AND IF  APPROPRIATE,  THAT SALE
      SHOULD BE COMPLETED PROMPTLY.

o     IF IT IS  DETERMINED  THAT THE  COMPANY  CANNOT  BE SOLD AT THIS TIME AT A
      PRICE THAT MAXIMIZES  SHAREHOLDER  VALUE,  THE COMPANY SHOULD  IMMEDIATELY
      CONSIDER AND IMPLEMENT,  AS APPROPRIATE,  A RECAPITALIZATION IN THE FORM A
      STOCK REPURCHASE PROGRAM (SELF TENDER) AND/OR A DIVIDEND TO STOCKHOLDERS.

o     THE COMPANY SHOULD REDUCE ALL UNNECESSARY  AND UNUSUAL  EXPENSES BY, AMONG
      OTHER THINGS, CLOSING THE NEW YORK OFFICE AND CONSOLIDATING ALL ACTIVITIES
      IN THE AAI CORPORATION FACILITY.

o     THE COMPANY'S  INVESTOR  RELATIONS  PROGRAM AND  DISCLOSURE  POLICY SHOULD
      UNDERGO A COMPLETE  OVERHAUL TO FOSTER  INVESTOR  CONFIDENCE IN MANAGEMENT
      AND THE COMPANY.

o     THE COMPANY  SHOULD HOLD ITS 2003 ANNUAL MEETING IN JUNE, AND ACT PROMPTLY
      TO MAXIMIZE ACCOUNTABILITY TO STOCKHOLDERS.

      Attached is a  description  of our  principal  reasons for  demanding  the foregoing  actions be affected as quickly and  efficiently  as possible.  If the controlling  members  of the Board  continue  to  ignore  our  demands,  we will consider nominating two new directors for election at the next annual meeting of stockholders.  We are cognizant of the significant  legal fees and expenses that we would incur to achieve our goals in a contested  election.  However,  we also believe that a positive outcome of a contested election significantly  outweighs the risks for all stockholders. We expect a quick and favorable response.

                                Very truly yours,

                                /s/ Warren G. Lichtenstein
                                --------------------------
                                Warren G. Lichtenstein

cc:   Glen Kassan
      Ted Waksman

-----------------------                                    ---------------------
CUSIP No. 910671106                   13D                    Page 10 of 13 Pages
-----------------------                                    ---------------------

SUPPLEMENT  TO THE APRIL 1, 2003  LETTER  TO THE  BOARD OF  DIRECTORS  OF UNITED
INDUSTRIAL CORPORATION

      CEO RICHARD  ERKENEFF IS  RETIRING IN JULY AND HAS  RECOMMENDED  THAT FRED
STRADER,  THE  PRESIDENT  AND COO OF THE  COMPANY'S  CORE  DEFENSE  BUSINESS  BE
APPOINTED CHIEF EXECUTIVE OFFICER OF THE COMPANY. Mr. Erkeneff advised the Board in December that he intends to retire as Chief Executive  Officer of the Company in July 2003 and has signed an  employment  contract  through that date.  He has recently  repeated  that  intention  to  several  if not  all of the  Directors.
Furthermore, he continues to strongly recommend Mr. Fred Strader, the COO of the
Company's core defense business, AAI Corporation,  be his successor. WE STRONGLY
ENDORSE  AND URGE THE  BOARD  TO  IMMEDIATELY  ANNOUNCE  THE  RETIREMENT  OF MR.
ERKENEFF AND THE  APPOINTMENT  OF MR.  STRADER AS CEO OF THE COMPANY,  EFFECTIVE
JULY 2003. THIS IMMEDIATE ANNOUNCEMENT WILL PROVIDE MESSRS. ERKENEFF AND STRADER
SUFFICIENT TIME TO COMPLETE A SMOOTH TRANSITION.

      CHAIRMAN  HAROLD  GELB IS A DE  FACTO  CO-CEO  AND HAS NOT  EXERCISED  THE
INDEPENDENT  JUDGMENT  AND  LEVEL OF  RESPONSIBILITY  REQUIRED  TO CARRY OUT HIS
DUTIES.  HE SHOULD  IMMEDIATELY  RESIGN FROM THE BOARD. We believe that Mr. Gelb has  failed  miserably  over a  considerable  period  of time to  discharge  the responsibilities of the Chairman of the Board. He has interfered to the material disadvantage of the Company, with the process of attempting to sell the Company.
In our  opinion,  he has  failed to use his  office  to  persuade  or  encourage management  to  (a)  properly  manage  the  Company's  important  transportation operation (b) effectively  reduce the Company's  potential exposure to potential asbestos  liabilities,  (c) persuade or encourage  management  to sell  non-core assets  and  businesses,  and (d)  provide  the  Board  with  certain  important information and more timely inform stockholders of material events. Mr. Gelb has also,  in our view,  led the  controlling  members  of the  Board to resist  our attempts to hold  management  accountable for their actions.  Finally,  Mr. Gelb continues  to lobby and vote against the closure of the New York office which we believe is being  maintained  principally for the benefit of Mr. Gelb and to the disadvantage of the Company and its stockholders.

      Specifically and according to the Company's 2002 financial statements, the
Company  reported a pre-tax loss of $66.1 million for 2002 and over $101 million in total  losses  relating  to its  discontinued  transportation  operation.  As
Chairman of the Board and a member of the Audit Committee during the period that these losses were incurred,  Mr. Gelb should be held accountable for his failure to require management to properly identify risks, control costs, and effectively supervise an operation that has generated such significant losses.

      Additionally,  the Company has consistently  failed to manage its asbestos liability,  recently  announcing  a  $31.8  million  reserve  for  an  estimated liability for asbestos matters through 2012, which when netted against estimated insurance  recoveries of $20.3  million,  resulted in a pre-tax  charge of $11.5 million.  We believe that Mr. Gelb has done a poor job of overseeing as Chairman of the Board, the Company's  efforts to manage its potential  asbestos  exposure and question why the Company has not actively pursued either a global settlement or other innovative ways to reduce the Company's potential exposure.

-----------------------                                    ---------------------
CUSIP No. 910671106                   13D                    Page 11 of 13 Pages
-----------------------                                    ---------------------

      Mr. Gelb has also failed, in our opinion, to encourage and insist that the
Company promptly sell all excess assets and non-core  businesses.  The Company's
Board, under Mr. Gelb's  leadership,  has failed, in our view, to respond to our repeated  requests to review  business  decisions  with all  relevant  financial information  including  returns on invested capital and segmented  balance sheet and cash flow data.  Millions of dollars of capital  expenditures  were recently approved,  with Mr.  Gelb's vote (and over the dissent of Mr. Kassan and me), as part of the flawed process of approving the 2003 budget. The controlling members of the Board should have insisted that management provide information  regarding the forecasted returns on working capital.  Mr. Gelb also lead, in our view, the other  controlling  members of the Board to resist our  attempts  to more timely inform the Company's stockholders of certain significant events.

      We are further  advised by Mr. Gelb,  who is 82 years old that he does not intend to stand for reelection to the Board. Mr. Gelb should be held accountable for  his  significant  contribution  to  the  Company's  poor  results  and  the ineffectiveness  of the Board  during his tenure as  Chairman.  MR.  GELB SHOULD
RESIGN AS A MEMBER OF THE BOARD AND FRED STRADER SHOULD BE IMMEDIATELY APPOINTED
TO FILL THE VACANCY CREATED BY MR. GELB'S RESIGNATION FROM THE BOARD.

      ALL OF THE EXCESS AND NON-CORE ASSETS OF THE COMPANY, INCLUDING ALL OF THE
COMPANY'S EXCESS REAL ESTATE, SHOULD BE SOLD ON A TAX EFFICIENT BASIS AS SOON AS
POSSIBLE.  THE BOARD SHOULD  DETERMINE AS QUICKLY AS POSSIBLE IF THE COMPANY CAN
BE SOLD AT A PRICE THAT MAXIMIZES  STOCKHOLDER  VALUE AND IF  APPROPRIATE,  THAT
SALE SHOULD BE COMPLETED PROMPTLY. Since prior to my appointment to the Board in
May 2001, I have relentlessly  attempted to persuade the controlling  members of the Board of Directors and the senior  management  of the Company,  to use their best efforts to promptly divest all or  substantially  all of its businesses and assets of the Company to maximize  stockholder  value.  The Company has publicly announced its purported  intention to sell the Company and even  announced in an
August 26, 2002 press  release that it had  instructed  Wachovia  Securities  to accelerate the sale process,  yet no definitive  agreements have been reached to date.  In the  meantime,  management  has not  taken  effective  control  of the asbestos  situation,  which has complicated  efforts to sell the Company. If the
Board and its  advisors  determine  that the Company  cannot be sold in whole at this time for a substantial  premium due to the potential  asbestos liability or other market conditions, the Company should promptly retain an investment banker to  immediately  explore  the sale of  non-core  business  units or  revise  its agreement with Wachovia  authorizing  them to fully explore this  alternative (I have  continually  suggested  that this Board has been  remiss in  limiting  its engagement  with Wachovia).  In any event,  the Company should divest all excess real estate and other assets on a tax efficient basis as soon as possible.

      IF IT IS  DETERMINED  THAT THE  COMPANY  CANNOT  BE SOLD AT THIS TIME AT A
PRICE THAT MAXIMIZES  SHAREHOLDER VALUE, THE COMPANY SHOULD IMMEDIATELY CONSIDER
AND  IMPLEMENT,  AS  APPROPRIATE,  A  RECAPITALIZATION  AND BY  EITHER  A  STOCK
REPURCHASE PROGRAM AND/OR A DISTRIBUTION OF A SPECIAL DIVIDEND TO STOCKHOLDERS.

-----------------------                                    ---------------------
CUSIP No. 910671106                   13D                    Page 12 of 13 Pages
-----------------------                                    ---------------------

      THE COMPANY SHOULD REDUCE EXPENSES BY, AMONG OTHER THINGS, CLOSING THE NEW
YORK OFFICE AND  CONSOLIDATING  ALL ACTIVITIES IN THE AAI CORPORATION  FACILITY.
The Company must  immediately  reduce all  unnecessary  expenses by, among other things,  closing the New York office and consolidating all activities in the AAI
Corporation facility in Huntsville, Maryland. We are extremely disappointed that the controlling  members of the Board did not approve the  recommendation of Mr.
Erkeneff  to the  Board to close  the New York  office  (even  after  the  Chief
Financial Officer of the Company  demonstrated the significant cost savings that would be achieved).  It is clear to the Steel Partners II representatives on the
Board that the New York office,  in our view,  serves no business  purpose other than to provide  office  space for Harold  Gelb and jobs for  several  employees favored by Mr. Gelb (this obviously  underscores the "country club mentality" of certain controlling Board members).

      THE COMPANY'S  INVESTOR  RELATIONS  DIVISION AND POLICY  SHOULD  UNDERGO A
COMPLETE OVERHAUL.  There is no question that investor confidence in the Company is now at an all time low as a result of the aforementioned items as well as the recent  earnings  announcement  of  the  significant  year-end  write-offs.  The
Company's recent stock price should now make it clear to the controlling members of the Board that good  investor  relations  are  critical  to the  success of a public company.  The Board should make the Company's Chief Executive Officer and
Chief Financial  Officer directly  responsible for critical  investor  relations policies and execution  thereof including  mandatory  conference calls following earnings releases and promptly  updating the investment  community with material developments  in accordance with Regulation FD. We note that the Company refused our specific requests to schedule third quarter and year-end conference calls to address obvious  concerns of  stockholders.  We also strongly  disagree with any policy that does not require prompt  notification  to  stockholders  of material developments  between  earnings  releases.  We continue to urge the  controlling members of the Board to follow such a policy.

      THE COMPANY  SHOULD HOLD ITS 2003  ANNUAL  MEETING IN JUNE 2003,  AND CURB
ABUSES OF THE COMPANY'S  CORPORATE  MACHINERY.  The  controlling  members of the
Board voted 4 to 2 to hold the 2003 Annual Meeting in October instead of May (as it had for many years)  unless  Steel  Partners II agreed not to  challenge  the candidates supported by the controlling members of the Board. We consider this a blatant abuse of the Company's corporate machinery by the controlling members of the Board. The overt manipulation by the controlling members of the Board, under the direction of Mr. Gelb,  could not have been more evident as when Paul Hoeper was appointed to the Board by the controlling  members of the Board  immediately following the last annual meeting, even after he lost the election by a stunning margin. Appointing Mr. Hoeper to the Board on the same day he lost the election, obviously a preconceived ploy to entrench the controlling  members of the Board,
was  a  slap  in  the  face  of  the   stockholders   and  constituted   blatant
disenfranchisement.  We believe that this Board should be held  accountable  for its actions and stockholders  should not have their ability to vote on directors delayed by the controlling members of the Board. The disregard of accountability to stockholders  clearly evidences the "country club" atmosphere of an "old boys club" that some directors wish to perpetuate.  We also note that the controlling

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CUSIP No. 910671106                   13D                    Page 13 of 13 Pages
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members  of the  Board  recently  raised  fees paid to Board  members.  We voted against this action, as we believe that increasing  directors' fees at this time is not in the best interest of stockholders in this economic  environment and in light of the very disappointing results of the Company.

      However,  we believe that it is important to note that according to public filings, Mr. Gelb, who has been on the Board for over 7 years and Mr. Schneider, who has been on the Board for over 4 years,  each only own 5,000 shares of stock of the  Company.  This  clearly  begs the  question  - do these  directors  have confidence  in  the  Company  and  their  abilities  as  directors  to  maximize stockholder value?